Filed by Bank of Montreal
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: Marshall & Ilsley Corporation
SEC Registration Statement No.: 333-172012
This filing, which includes i) a March 22, 2011 news release and ii) notes for the address to the annual meeting of shareholders by William A. Downe, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. Such factors include, but are not limited to: the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; the terms of the proposed transaction may need to be modified to satisfy such approvals or conditions; the anticipated benefits from the proposed transaction such as it being accretive to earnings, expanding our North American presence and synergies are not realized in the time frame anticipated or at all as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations (including changes to capital requirements) and their enforcement, and the degree of competition in the geographic and business areas in which M&I operates; the ability to promptly and effectively integrate the businesses of M&I and BMO; reputational risks and the reaction of M&I’s customers to the transaction; diversion of management time on merger-related issues; increased exposure to exchange rate fluctuations; and those other factors set out on pages 29, 30, 61 and 62 of BMO’s 2010 Annual Report. A significant amount of M&I’s business involves making loans or otherwise committing resources to specific companies, industries or geographic areas. Unforeseen events affecting such borrowers, industries or geographic areas could have a material adverse effect on the performance of our integrated U.S. operations. Additional factors that could cause BMO Financial Group’s and Marshall & Ilsley Corporation’s results to differ materially from those described in the forward-looking statements can be found in the 2010 Annual Report on Form 40-F for BMO Financial Group and the 2010 Annual Report on Form 10-K of Marshall & Ilsley Corporation filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
In connection with the proposed merger transaction, BMO has filed with the Securities and Exchange Commission a Registration Statement on Form F-4 that includes a preliminary Proxy Statement of M&I, and a preliminary Prospectus of Bank of Montreal, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the preliminary Proxy Statement/Prospectus regarding the merger, the definitive Proxy Statement/Prospectus when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the preliminary Proxy Statement/Prospectus, as well as other filings containing information about BMO and M&I, may be obtained at the SEC’s Internet site (http://www.sec.gov). You can also obtain these documents, free of charge, from BMO at www.BMO.com under the tab “About BMO — Investor Relations” and then under the heading “Frequently Accessed Documents”, from BMO Investor Relations at investor.relations@bmo.com or (416) 867-6642, from M&I by accessing M&I’s website at www.MICorp.com under the tab “Investor Relations” and then under the heading “SEC Filings”, or from M&I at (414) 765-7814.
BMO and M&I and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of M&I in connection with the proposed merger. Information about the directors and executive officers of BMO is set forth in the proxy statement for BMO’s 2011 annual meeting of shareholders, as filed with the SEC on Form 6-K on February 25, 2011. Information about the directors and executive officers of M&I is set forth in the proxy statement for M&I’s 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 12, 2010. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the above-referenced preliminary Proxy Statement/Prospectus and the definitive Proxy Statement/Prospectus when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

News

     FOR IMMEDIATE RELEASE
BMO Pursuing Growth in Every Region of Canada and Expanding in the Central U.S.: CEO Bill Downe
BMO had an outstanding 2010 with the highest net income in the history of the bank ($2.8 billion) and total shareholder return of 26.4% — in the top tier of its Canadian peer group for the second year in a row.
Vancouver, March 22, 2011 — In an address to the 193rd Annual Meeting of Shareholders of Bank of Montreal (TSX: BMO) (NYSE: BMO), Bill Downe, President and Chief Executive Officer, told his fellow shareholders that BMO sees tremendous opportunities ahead in North America.
“We’re pursuing market share growth in every region of Canada,” said Mr. Downe. “Over the past year, Canadian Personal and Commercial Banking has shown exceptionally strong performance. With 2010 revenues up 10 per cent and record net income for the year, P&C Canada is a market leader and a pacesetter for our entire enterprise. With BMO’s P&C Canada business now so well positioned, expanding our home market to include the central U.S. is a natural next step.”
Speaking about what the acquisition of Marshall & Ilsley Corporation (M&I) will mean for shareholders, Mr. Downe said, “In the medium term, our aspiration is that our U.S. personal & commercial and wealth businesses will generate a billion dollars in earnings annually.
“We will grow personal and commercial banking through a network that will comprise some 900 BMO branches in Canada and 700 in the U.S. — an enviable footprint that will have a combined North American deposit base of over $160 billion.
“Banks have a unique institutional role to play in society. Banks provide the means by which economic growth can occur, and they help ensure the stability to sustain it. This is both an obligation and an opportunity. It’s a role we at BMO don’t take lightly,” concluded Mr. Downe.
Cautionary Statement Regarding Forward-Looking Information
Certain statements in this communication are forward-looking statements under the United States Private Securities Litigation Reform Act of 1995 (and are made pursuant to the ‘safe harbour’ provisions of such Act) and applicable Canadian securities legislation. These forward-looking statements include, but are not limited to, statements with respect to the expected closing of the proposed acquisition of M&I, plans for the acquired business and the impact of the acquisition and are typically identified by words such as “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “will”, “should”, “may”, “could” and other similar expressions.

By their nature, forward-looking statements are based on various assumptions and are subject to inherent risks and uncertainties. We caution readers of this communication not to place undue reliance on our forward-looking statements as the assumptions underlying such statements may not turn out to be correct and a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements. Such factors include, but are not limited to: the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; the terms of the proposed transaction may need to be modified to satisfy such approvals or conditions; the anticipated benefits from the proposed transaction such as its potential impact on earnings, deposits and our North American presence are not realized in the time frame anticipated or at all as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations (including changes to capital requirements) and their enforcement, and the degree of competition in the geographic and business areas in which M&I operates; the ability to promptly and effectively integrate the businesses of M&I and BMO; reputational risks and the reaction of M&I’s customers to the transaction; diversion of management time on merger-related issues; increased exposure to exchange rate fluctuations; and those other factors set out on pages 29 and 30 of BMO’s 2010 Annual Report. A significant amount of M&I’s business involves making loans or otherwise committing resources to specific companies, industries or geographic areas. Unforeseen events affecting such borrowers, industries or geographic areas could have a material adverse effect on the performance of our integrated U.S. operations.
BMO does not undertake to update any forward-looking statement, whether written or oral, that may be made, from time to time, by the organization or on its behalf, except as required by law.
Additional information for shareholders
In connection with the proposed merger transaction, BMO has filed with the Securities and Exchange Commission a Registration Statement on Form F-4 that includes a preliminary Proxy Statement of M&I, and a preliminary Prospectus of Bank of Montreal, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the preliminary Proxy Statement/Prospectus regarding the merger, the definitive Proxy Statement/Prospectus when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the preliminary Proxy Statement/Prospectus, as well as other filings containing information about BMO and M&I, may be obtained at the SEC’s Internet site (http://www.sec.gov). You can also obtain these documents, free of charge, from BMO at www.BMO.com under the tab “About BMO — Investor Relations” and then under the heading “Frequently Accessed Documents”, from BMO Investor Relations at investor.relations@bmo.com or 416-867-6642, from M&I by accessing M&I’s website at www.MICorp.com under the tab “Investor Relations” and then under the heading “SEC Filings”, or from M&I at (414) 765-7814.
BMO and M&I and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of M&I in connection with the proposed merger. Information about the directors and executive officers of BMO is set forth in the proxy statement for BMO’s 2011 annual meeting of shareholders, as filed with the SEC on Form 6-K on February 25, 2011. Information about the directors and executive officers of M&I is set forth in the proxy statement for M&I’s 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 12, 2010. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the above-referenced preliminary Proxy Statement/Prospectus and the definitive Proxy Statement/Prospectus when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.
About BMO Financial Group
Established in 1817 as Bank of Montreal, BMO Financial Group (TSX, NYSE: BMO) is a highly diversified financial services organization. With total assets of $413 billion as at January 31, 2011, and 38,000 employees, BMO provides a broad range of retail banking, wealth management and investment banking products and solutions.

News Media Enquiries
Paul Deegan, Toronto, paul.deegan@bmo.com, (416) 867-3996
Ralph Marranca, Toronto, ralph.marranca@bmo.com, (416) 867-3996
Ronald Monet, Montreal, ronald.monet@bmo.com, (514) 877-1101
Laurie Grant, Vancouver, laurie.grant@bmo.com, (604) 665-7596
Jim Kappel, Chicago, jim.kappel@harrisbank.com, (312) 461-2478
For Investor Relations Enquiries
Viki Lazaris, Toronto, viki.lazaris@bmo.com, (416) 867-6656
Andrew Chin, Toronto, andrew.chin@bmo.com, (416) 867-7019
Internet: www.bmo.com

Notes for Address to Annual Meeting of
Shareholders by:
William A. Downe
President and Chief Executive Officer
BMO Financial Group
Vancouver, British Columbia
March 22, 2011

Thank you, Mr. Chairman — and good morning, everyone.
Investors, guests, ladies and gentlemen, good morning.
I would like to formally welcome you to the 193rd annual meeting of shareholders of the Bank of Montreal.
It is a pleasure to have so many of you here with us today. [The preceding three sentences have been translated from French to English.]
Like Mr. Galloway, I’m pleased that we’re holding our annual meeting here in Vancouver. Canada is renowned for its diversity, and nowhere is that better represented than in this city. There’s an openness here, and a willingness to hear everyone’s point of view. And along with that, there’s a readiness to embrace change.
It’s also been a pleasure to spend time with some of our good friends and clients here in B.C.
BMO had an outstanding year in 2010, marked by strong performance and significant progress against our strategy. That strategy is evident across a number of dimensions.
At the top of the list: growth. In our most recent fiscal year we posted the highest revenue growth of the past decade. Personal Banking, Commercial Banking, Wealth Management and Capital Markets all contributed. At the same time, we’re expanding our footprint systematically in North America and selectively around the globe.

And, we have a focus. We’re not trying to be all things to all people. We’re aligning every capability of the bank to our customer promise, and specifically targeting customers for whom our promise is most relevant.
We have a single purpose: to be the bank that defines great customer experience. Every BMO employee has the same goal: to give our customers confidence that they are making the right choices, supporting them with straightforward guidance and advice. And that starts with listening.
Like all good strategies, it’s simple and clear. And it’s paying off.
In 2010, with strong revenue growth, we posted the highest net income in the history of the bank: $2.8 billion. From that, we paid out $1.7 billion in dividends. $2.80 for every common share held.
Our total shareholder return, at 26.4%, placed us in the top tier of our Canadian peer group for the second year in a row.
That momentum is continuing: Our first-quarter results signaled an equally strong start to 2011. Russ Robertson, our Chief Financial Officer, will fill in some more details.
But ahead of that, I’d like to focus on three areas that we believe are critical as we turn our strategy into competitive advantage.
The first is our commitment to customers, and the way we help them meet their financial goals.
When we talk to people about their biggest financial challenges — not just individuals, but corporate clients as well — we hear a common refrain: Why does banking have to be so complicated?

And for us the answer is quite simple: It doesn’t.
From this fundamental conviction that there is a better way — we are building our entire approach to customer experience. And we’re reshaping the bank into an organization that is uniquely positioned to simplify complexity and satisfy our customers’ highest expectations.
The second key factor as we put our strategy into action is a firm understanding of BMO’s most important markets.
We’re pursuing market share growth in every region of Canada and expanding the definition of our home market into the central U.S.
The acquisition of Marshall & Ilsley Corporation — M&I — will effectively double the size of the opportunity for us in North America.
We’re still a couple of months away from regulatory approval to close the transaction, but we’re well into transition planning to more fully integrate our North American operations.
We expected that the market might discount — in the short run — the upside that this opportunity presents.
Today, I want to be very clear about what the M&I acquisition will mean for shareholders:
In 2010, our combined personal, commercial and wealth management businesses in the U.S. reported $184 million in earnings. In the medium term, our aspiration is that these businesses will generate a billion dollars in earnings annually.

This is a bold objective.
We also know that the kind of growth we envision has to be grounded in values shared by the customers, employees and stockholders of the bank.
The third theme I will be exploring: Managing responsibly isn’t a message you roll out once a year and wrap around your company like a flag. It goes much deeper.
BMO has a responsibility to run its business ethically and transparently to achieve sustainable positive results.
We also have a responsibility to help people succeed. And we understand that as a bank, we have a unique role to play in society. We are an institution that has a direct impact on economic prosperity and future growth.
This understanding of our deeper responsibility, and of the trust that is vested in us, is woven through every aspect of our commitment to all our stakeholders. And that includes the communities we serve.
* * *
Let‘s get started, first with how BMO creates value by satisfying customers.
As we said in this year’s annual report, our customers understand that their world has changed. They’ve felt the impact of global economic events at the personal level, and they’re shifting priorities.
Their relationship with money is changing.
Customers have told us they want to take ownership of their financial lives. At the same time, they want guidance in making the right choices... for them.

These kinds of insights, which come from listening attentively to customers, are precisely what keeps our brand promise relevant.
With every BMO customer — whether it’s a person at the counter in a local branch or a corporation financing a new venture halfway around the globe — we’re committed to the promise: Making money make sense.
How are we delivering on that promise?
We’re giving frontline employees the coaching and tools they need to help customers succeed in a world that has changed — to offer guidance on how they can control spending, grow savings, borrow smartly and invest wisely.
The SmartSteps program is a case in point. There are Smart Steps for many segments: Business, Investors, Students. If you haven’t seen them, SmartSteps for Parents are a favourite of mine. This online destination includes tools and advice, access to leading experts and an on-line community to give parents a new way to speak to their children about money.
We’ve also launched BMO MoneyLogic — a tool built into our online banking and bill-paying platform that’s free for our customers. It helps them manage household spending — to create a budget and stick to it. In just 60 days, 200,000 Canadian customers have started using Money Logic. Their feedback has been extraordinary.
Our commitment to helping customers is just as evident in the corporate and institutional market, as it is in personal banking. BMO Capital Markets is pursuing the role of trusted advisor with every client they serve, combining deep customer knowledge with a specialized expertise within key industry sectors.
You can most readily see the benefits of this disciplined sector focus in our mining business. In 2010, Global Finance magazine recognized BMO as the World’s Best Metals and Mining Bank.

It’s a distinction that reflects our unique understanding of our clients and the industries in which they compete. Our mining research covers more public mining companies than any other bank in the world and we recently launched “Mining 101”, a seminar for institutional investors seeking new insights to improve their own performance.
You can see the commitment to the customer on the part of employees everywhere in BMO — nearly 90 per cent of whom say they feel proud to work for the bank. This is a measure of both cause and effect: our employees take pride in BMO’s success, and our success is fuelled by their commitment.
Of course, the ultimate measure of BMO’s success is the success of our customers.
And the number of customers we‘re able to help is about to grow dramatically...
* * *
This brings me to the second theme:
Today we’re pursuing market share growth in every region where we compete. Over the past year, Canadian Personal and Commercial Banking has shown exceptionally strong performance. With 2010 revenues up by 10% and record net income for the year, BMO Bank of Montreal is a Canadian market leader and a pacesetter for our entire enterprise.
With this business so well positioned, expanding the definition of our home market to include the central U.S. is a natural next step. Already anchored in Chicago, we will extend our footprint in adjacent Midwest states whose combined population and GDP are similar to Canada’s. With a single step in our expansion plan, we’re doubling the size of our North American home market.

This six-state area has other interesting points in common with our Canadian marketplace. It’s a mix of large metropolitan centres, smaller cities and farming communities. And the economy is driven by many small and medium-sized businesses.
This is familiar ground for us. In commercial banking, where we are a Canadian market leader, BMO is known as a consistent lender through the cycle — with proven strength in managing credit risk. And high customer advocacy in personal and wealth reflect a tradition of community-focused banking that we know is highly valued in the U.S. Midwest.
When I spoke at last year’s annual meeting in Winnipeg, I talked about the moment being right for recognizing growth opportunities and acting on them.
We not only anticipated the opportunity — we were well prepared for it, with very strong proforma Basel III capital ratios at the end of fiscal 2010.
And we see tremendous opportunities ahead — combining the strengths of two U.S. banking franchises that have built solid reputations by putting the interests of the customer first.
We expect to grow personal and commercial banking through a network that will comprise some 900 BMO branches in Canada and 700 in the U.S. — an enviable footprint with a combined North American deposit base of over $160 billion.
When the new acquisition has been completely integrated with our existing Harris operations, we’ll have a number three — or be within reach of a number three market share — in every major centre where we operate in the Midwest. Of course, we will be number one in Wisconsin.

We’re delighted to welcome new customers to BMO in cities such as Milwaukee and Madison — St. Louis and Kansas City — plus Indianapolis, Rockford and Minneapolis/St. Paul — urban centres with a total population of nearly 13 million.
We’re also strengthening our affluent client base in Arizona and Florida, complementing our business in Texas and on the west coast.
While we’re on the subject of growth in the U.S., I’d like to take a moment to welcome the many M&I shareholders who will become shareholders of BMO after the close.
As you know, BMO shares have historically provided a strong return. And we have the longest-running dividend record of any Canadian company: 182 years.
The message to our newest shareholders is the same as for all BMO shareholders. We expect our increased earnings in the U.S. will contribute to our ability to grow the dividend.
And for the employees and long-time customers of M&I, we know we are creating a bank that shares your values — that puts the customer experience front and centre.
There’s one final point. The impact extends well beyond the U.S.
As a North American bank with 1,600 branches, we’ll be able to leverage our scale to realize economies across all areas of our business.
We’ll be establishing stronger north-south connections, taking a coordinated approach to product development — to the introduction of new services — to marketing — to on-line access — to risk management — and to other new ways of doing business across our North American platform.

And as personal and commercial banking grows, we also expect our wealth management and capital markets businesses will benefit — as our extended customer base and presence on the ground in major U.S. centres opens new doors of opportunity.
Increasingly, the needs of the customer cross traditional lines of business. More and more, we are compelled to organize the bank around customer segments, rather than product areas.
The motivation to erase boundaries within our own organization mirrors the changes in a world that’s no longer constrained by borders — where goods and services travel between traditional and emerging markets — where people, information and capital flow freely.
When we opened our first West Coast branch, just a few blocks from here, 125 years ago — the same year Vancouver was founded — we saw the enormous potential of this city; the hub for a booming regional economy. It was clear even then that the port would become Canada’s gateway to all of Asia.
This past October we became the only Canadian bank, and only one of three North American banks, to incorporate a banking subsidiary in China. This marked the culmination of a decades-long commitment to this market.
In the beginning, we provided commercial introductions for clients seeking to do business in China. As our business matured, we handled a growing volume of trade finance and foreign exchange transactions. We invested in Fullgoal, a leading Chinese mutual fund company. We developed deep relationships with government and the major Chinese banks.
Today, BMO’s foreign exchange transactions with China total more than $US 1 billion every day. In addition, the Chinese government foreign exchange authority in

2010, for the 4th year in a row, named BMO one of the Most Popular Market Makers in China, and the Best Non-USD Market Maker.
Over the past 20 years — as China’s stunning growth rate has propelled it from 10th place to become the world’s second largest economy — BMO’s business has grown in step.
Today, BMO’s presence in China is an important differentiator for customers with aspirations to grow beyond their domestic market. And we’re building on that unique advantage.
     In January, we announced our agreement to acquire Lloyd George Management, a Hong Kong-based asset manager. It’s a move that bolsters BMO’s portfolio capabilities in Asian and emerging markets.
And it fits within a broader global business that will have $100 billion in assets under management and an established presence in key markets worldwide, from North America to Europe to the Middle East, India and China.
Wherever we do business around the globe, our customers expect — as do our shareholders — that we’ll manage our business responsibly.
Which brings me to my third and final theme:
As I said at the outset, we recognize that banks have a unique institutional role to play in society. Banks provide the means by which economic growth can occur, and they help ensure the stability to sustain it. This is both an obligation and an opportunity. It’s a role we at BMO don’t take lightly.
Within that broad social mandate, responsibility for a bank means maintaining capital strength. Managing risk in complex global markets. Adhering to rigorous ethical standards. Maintaining transparency and accountability in our corporate governance practices.
And for BMO, responsibility comes down to something even more fundamental — the simple idea at the heart of our vision:
We have a responsibility to help people succeed.
I think the federal government’s recent Task Force on Financial Literacy is a case in point. This initiative — spearheaded by Jim Flaherty, the Minister of Finance — sets out worthy goals that align directly with our commitment to help customers make better choices.
Jacques Ménard, Chairman of BMO Nesbitt Burns, who is here with us today, has proudly served as Vice-Chair of the Task Force.
It is a natural extension of our customer promise — making money make sense — taken to the larger social arena.
At BMO, this is how corporate responsibility works. Attention to social, economic and environmental responsibility, is not a matter of compliance — it’s a validation of how we already do business.
It is why we are actively engaged in the essential discussion about global regulatory reform .
It is why our Vice Chair, The Honourable Kevin Lynch — has been broadening the national conversation around what we can do collectively to boost Canadian productivity — to spark innovation — to build long-term economic prosperity.

For BMO, helping to move this discussion forward speaks to the essence of what corporate responsibility means.
It is part of the connection we are forging with customers on every level.
We have 38,000 employees — soon to be 46,000 — who work with incredible focus and commitment every day to make our customer promise live. It is their effort that is generating strong growth across the businesses of the bank, building real value for our shareholders.
I started out this morning by saying that our customers’ world has changed.
If there’s one thing I hope you take away from these remarks, it’s that BMO is changing, too. Thank you.
Caution Regarding Forward Looking Statements
Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the ‘safe harbor’ provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2011 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, and the results of or outlook for our operations or for the Canadian and U.S. economies.
By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.
The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; interest rate and currency value fluctuations; changes in monetary policy; the degree of competition in the geographic and business areas in which we operate; changes in laws; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; our ability to execute our strategic plans and to complete and integrate acquisitions; critical accounting estimates; operational and infrastructure risks; general political conditions; global capital market activities; the possible effects on our business of war or terrorist activities; disease or illness that impacts on local, national or international economies; disruptions to public infrastructure, such as transportation, communications, power or water supply; and technological changes.
With respect to the M&I and Lloyd George Management (LGM) transactions, such factors include, but are not limited to: the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; the terms of the proposed transaction may need to be modified to satisfy such approvals or conditions; the anticipated benefits from the M&I transaction such as its potential impact on earnings, capital ratios, deposits, our North American presence and our ability to grow our dividend are not realized in the time frame anticipated or at all as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations (including changes to capital requirements) and their enforcement, and the degree of competition in the geographic and business areas in which M&I operates; the ability to promptly and effectively integrate the businesses of M&I and LGM with BMO; reputational risks and the reaction of M&I’s customers to the transaction; diversion of management time on merger-related issues; and increased exposure to exchange rate fluctuations. A significant amount of M&I’s business involves making loans or otherwise committing resources to specific companies, industries or geographic areas. Unforeseen events affecting such borrowers, industries or geographic areas could have a material adverse effect on the performance of our integrated U.S. operations.
We caution that the foregoing list is not exhaustive of all possible factors. Other factors could adversely affect our results. For more information, please see the discussion on pages 29, 30, 61 and 62 of BMO’s 2010 Annual Report, which outlines in detail certain key factors that may affect BMO’s future results. When relying on forward-looking statements to make decisions with respect to Bank of Montreal, investors and others should carefully consider these factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. Bank of Montreal does not undertake to update any forward-looking statement, whether written or oral, that may be made, from time to time, by the organization or on its behalf except as require by law.
The forward-looking information contained in our documents is presented for the purpose of assisting our shareholders in understanding our position as at and for the periods ended on the dates presented and our strategic priorities and objectives, and may not be appropriate for other purposes.
In calculating the pro-forma impact of Basel III on our regulatory capital and regulatory capital ratios, we have assumed our interpretation of the proposed rules announced by the Basel Committee on Banking Supervision (BCBS) as of this date and our models used to assess those requirements are consistent with the final requirements that will be promulgated by BCBS and the Office of the Superintendent of Financial Institutions Canada (OSFI). We have also assumed that the proposed changes affecting capital deductions, risk-weighted assets, the regulatory capital treatment for non-common share capital instruments (i.e. grandfathered capital instruments) and the minimum regulatory capital ratios are adopted as proposed by BCBS and OSFI. We also assumed that existing capital instruments that are non-Basel III compliant but are Basel II compliant can be fully included in such estimates. The full impact of the Basel III proposals has been quantified based on our financial and risk positions at January 31 or as close to January 31 as was practical. The impact of IFRS conversion on our capital ratios is based on the analysis completed as of October 31, 2010. In calculating the impact of M&I and LGM on our capital position, our estimates reflect expected RWA and capital deductions at closing based on anticipated balances outstanding and credit quality at closing and our estimate of their fair value. It also reflects our assessment of goodwill, intangibles and deferred tax asset balances that would arise at closing. The Basel rules could be subject to further change, which may impact the results of our analysis. In setting out the expectation that we will be able to refinance certain capital instruments in the future, as and when necessary to meet regulatory capital requirements, we have assumed that factors beyond our control, including the state of the economic and capital markets environment, will not impair our ability to do so.
Assumptions about the performance of the Canadian and U.S. economies in 2011 as well as overall market conditions and their combined effect on the bank’s business are material factors we consider when determining our strategic priorities, objectives and expectations for our business. In determining our expectations for economic growth, both broadly and in the financial services sector, we primarily consider historical economic data provided by the Canadian and U.S. governments and their agencies, as well as the historical relationship between economic and financial market variables.
Additional information for shareholders
In connection with the proposed merger transaction, BMO has filed with the Securities and Exchange Commission a Registration Statement on Form F-4 that includes a preliminary Proxy Statement of M&I, and a preliminary Prospectus of Bank of Montreal, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the preliminary Proxy Statement/Prospectus regarding the merger, the definitive Proxy Statement/Prospectus when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the preliminary Proxy Statement/Prospectus, as well as other filings containing information about BMO and M&I, may be obtained at the SEC’s Internet site ( http://www.sec.gov). You can also obtain these documents, free of charge, from BMO at www.bmo.com under the tab “About BMO — Investor Relations” and then under the heading “Frequently Accessed Documents”, from BMO Investor Relations at investor.relations@bmo.com or 416-867-6642, from M&I by accessing M&I’s website at www.micorp.com under the tab “Investor Relations” and then under the heading “SEC Filings”, or from M&I at (414) 765-7814.
BMO and M&I and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of M&I in connection with the proposed merger. Information about the directors and executive officers of BMO is set forth in the proxy statement for BMO’s 2011 annual meeting of shareholders, as filed with the SEC on Form 6-K on February 25, 2011. Information about the directors and executive officers of M&I is set forth in the proxy statement for M&I’s 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 12, 2010. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the above-referenced preliminary Proxy Statement/Prospectus and the definitive Proxy Statement/Prospectus when it becomes available. Free copies of these documents may be obtained as described in the preceding paragraph.